SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates appointed by the controlling shareholder to the Board of Directors and Fiscal Council

Rio de Janeiro, March 28, 2016 - Petróleo Brasileiro S.A. – Petrobras, as stated in Circular Letter CVM/SEP/Nº02/2016, informs that has received appointment of candidates by the controlling shareholder, represented by the Federal Government of Brazil, to the Board of Directors (BoD) and Fiscal Council (FC). Elections will take place at the Annual Shareholders Meeting to be held on April 28, 2016.

 The following candidates have been appointed by the controlling shareholder:

Candidate	Position
Luiz Nelson Guedes de Carvalho	Chairman of BoD
Aldemir Bendine	Member of BoD
Luciano Galvão Coutinho	Member of BoD
Jerônimo Antunes	Member of BoD
Segen Farid Estefen	Member of BoD
Francisco Petros Papathanasiadis	Member of BoD
Durval José Soledade Santos	Member of BoD
William Baghdassarian	Member of FC (principal)
Paulo José dos Reis Souza	Member of FC (alternate)
Marisete Fátima Dadald Pereira	Member of FC (principal)
Agnes Maria de Aragão da Costa	Member of FC (alternate)
Luiz Augusto Fraga Navarro de Britto Filho	Member of FC (principal)
César Acosta Rech	Member of FC (alternate)

Find attached the curriculum of the appointed candidates.

ANNEX:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Luiz Nelson Guedes de Carvalho, Brazilian, an economist and accountant. He currently holds the positions of (i) a member of the BM&FBOVESPA Board of Directors, a listed company with activities at the stock market; he is also the Coordinator of the Auditing Committee and a member at the Sustainability Committee; (ii) Auditing Committee Coordinator of the Brazilian Distribution Company; (iii) professor of the School of Economy, Business Administration and Accounting of the São Paulo State University, educational institution; (iv) a researcher at the Institute of Accounting, Actuarial and Financial Research-FIPECAFI, a non-profit entity; (v) a member of the Accounting Pronouncements Committee  CPC-Brazil, a non-profit entity, where he also holds the position of Deputy Coordinator of International Affairs; (vi) a member of the Member of the Board of Directors of the NGO Sustainable Amazon Foundation-FAS, a non-profit entity; (ii) a Member of the FEBRABAN Self-Regulation Board, a trade association entity; he is a partner and manager of the consulting firms NISA ENTERPRISE SOLUTIONS Ltd. and NCV BUSINESS CONSULTING LTDA., where his tasks include working as an eventual Independent Reviewer hired  by companies in matters involving auditing, issues of corporate accounting, financial statements and issues involving corporate finance. His main professional experiences in the last 10 years include: (i) Independent Chairman of the Standards Advisory Board - SAC for the IASB, International Accounting Standards Board; (ii) a member of the Board of Directors of Vicunha Textile SA, a textile company whose capital was closed in 2013, where he also held the position of Member of Finance and Risks Committee; (ix) a member of the Board of Directors of the Bank Fibra S.A., a financial institution, where he also held a position as a Member of the Internal Controls Committee.  He graduated in Economics from the University of São Paulo and has a master's degree and Ph.D. in Accounting and Controlling also from the University of São Paulo.

Aldemir Bendine, Brazilian, a business administrator. He has been the Petrobras´s CEO since February 2015. He was the president of the Bank of Brazil from April 2009 until February 2015 where he started his long lived career as a young apprentice in 1978. He graduated in Business Administration and has an MBA in Finance and General Training for senior executives; Bendine held the position of Vice-Chairman for Cards and New Retail Businesses and also held the position of Vice President of Retail and Distribution, Executive Secretary of the Board, Executive Manager of the Retail Board and Branch Manager. Bendine was also the Executive Director of the Brazilian Federation of Banks (Febraban), Chairman of the Brazilian Association of Services and Card Companies (Abecs), Chairman of the Board of Directors of the CBSS (Visa Vale), President of BB Card Administration and BB Consortia Administrator. Currently, among other positions, he is a member of the Board of Directors of Petrobras, Petrobras Distribuidora and BRF (Brasil Foods).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Luciano Galvão Coutinho, Brazilian, an Economist. He currently holds the positions of (i)  member of the Petrobras Distribuidora Board of Directors, a subsidiary of the distribution of oil products; (ii) President of the National Bank for Economic and Social Development (BNDES) , development bank; (iii) member of the Board of Directors of Vale S.A., a listed mining company; (iv) member of the Committee of Trustees for the National Foundation for Quality, a non-profit institution; (v) member of the Board of Directors of the National Fund for Scientific and Technological Development, financial services entity. He graduated in Economics from the University of São Paulo (USP), and has a master's degree in Economics from the Economic Research Institute Foundation University and a Ph.D in Economics from Cornell University in the United States.

Jerônimo Antunes, Brazilian, an accountant. He graduated in Accounting and Business Administration and has a masters and a Ph.D. in Controlling and Accounting from FEA-USP. He currently holds the positions of (i) Professor-Doctor of the undergraduate course in accounting from FEA/USP; (ii) independent member of the Board of Directors and a Coordinator at the Auditing Committee for the Basic Sanitation Utility Company of the State of Sao Paulo - Sabesp, a publicly held company listed on the NYSE, in the field of water treatment and distribution; (iii) Board member of Petrobras Distribuidora; (iv) Professor of several MBA courses and specialization in accounting, auditing, finance and business management courses at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He served as an independent Auditor of large, medium and small businesses for more than 30 years. He is still contracted as an Expert-Accountant and as a Technical Assistant Expert-Accountant in several disputes at Arbitrations and Mediation Chambers of CIESP FIESP, OAB, the Brazil-Canada Chamber of Commerce and the Judiciary Branch since 2005.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Segen Farid Estefen, Brazilian, a civil engineer. He currently holds the tenure position of Professor of Oceanic Structures and Submarine Engineering from COPPE/UFRJ, research and teaching institution. The post described above entails his main professional experience over the last five years. He graduated in Civil Engineering from the Federal University of Juiz de Fora, and has a master's degree in Ocean Engineering from COPPE/UFRJ, Ph.D. in Civil Engineering from the Imperial College of Science, Technology and Medicine in London.

Francisco Petros Oliveira Lima Papathanasiadis,. Brazilian, an economist and a lawyer specialized in corporate law, capital markets and corporate governance. He is a partner-director of Fernandes, Figueiredo, Françoso and Petros Law Firm. He worked for more than thirty years in the Brazilian Financial and Capital markets in the areas of investment analysis, corporate finance and asset management, in different institutions, notably at Unibanco, Brasilpar and Sul America Group. He was the deputy chairman and chairman of the Brazilian Association of Capital Markets (ABAMEC-Sao Paulo) between 1999/2001 and the first Chairman of the Supervisory Board of the Capitals Market Analysts of APIMEC (2010/2014). Since July 2015, he  is a member of the Petrobras Board of Directors (alternate) and Petrobras Distribuidora (principal) and Chairman of the Remuneration and Succession Committee and, since March 2016 has been member of Petrobras Statutory Auditing Committee.

Durval José Soledade Santos, Brazilian, a lawyer. He graduated in Law from the Federal Fluminense University (1970/74). He has an Executive MBA from COPPE/UFRJ, and has a post graduate degree in Development Economics from PUC/BNDES and Corporate Law from Cândido Mendes University. He worked at BNDES between 1973 and 2008 in the following capacities: Chief of Staff of the Presidency, Administration Areas Superintendent, Capital Markets and Special Operations, Judicial Superintendent of the BNDESPAR, Legal Adviser of FINAME, Director of Legal Affairs and Operations at BNDESPAR. At CVM, he was the Director for two administrations and General Superintendent. He worked in state-owned companies, occupying the position of Vice President Director of Finance and Corporate Affairs and Superintendent Director at BANERJ Bank. He was also the Vice-President of DIVERJ- in Rio de Janeiro S.A. Currently he sits in the Lawyers Council of the Bar Association of Brazil (OAB), Rio de Janeiro Section. He was part of the Capital Market Councils (Bovespa, IBMEC and SOMA) and on advisory boards (FINEP, PACTI and Brazil Private Equity, the Guarantor Bank- Banco Garantia). He currently sits in the following boards of Directors: LOGZ-Logistics Brazil Inc (Vice President), PORTINVEST-Participations Inc, TGSC-bulk Terminal in Santa Catarina, Porto Novo INC (President), SATI RJ Participations INC (President). He was previously representative in the Board of Directors of several companies, including  Forjas Taurus INC; he also served as a Board member of the Enterprise Governance Committee; and at Odebrecht Agroindustrial Inc as a member of the Financial and Investment Committee. Today he has a seat in the following executive bodies: LOGZ-Logistics Brazil Inc (CEO), SATI RJ Participations Inc (Director) and LN Participations Inc (Director). He is currently the Chairman of the Fiscal Council of Cultura Inglesa Inc. He is also a guest Professor at the LLMDS Course, the FGV Law School in Rio de Janeiro and a Professor of Corporate Law promoted by the OAB/RJ Capital Market Committee. He also acts as Vice Chairman of the Independent Investigation Committee at ELETROBRÁS.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

William Baghdassarian, Brazilian, an economist and engineer. He graduated in Mechanical Engineering from the University of Brasilia-UnB and Economics from AEUDF. He has an MBA in Public Debt Management from FGV, a master's degree in Economics from UnB and a PhD in Finance from ICMACENTRE – University of Reading in the United Kingdom. He has been a finance and control analyst (STN) since 1998. Before being appointed the Undersecretary of Planning and Tax Statistics of the National Treasury Secretariat he held several positions, including chiefly: General Coordinator of the Sovereign Fund Management of Brazil, Coordinator of Brazil's Sovereign Wealth Fund Management, Senior Advisor of the National Treasury Undersecretaries, and Public Debt Risk Manager. He serves as an principal member of the Fiscal Council at Caixa, having also served as a member of the Fiscal Council at Breitener Energy, Dataprev and E-Petro. In addition, he represents the National Treasure in the Trustee Board of the Compensation Fund for Wage Variations – FCVS, in the Trustee Board of the Guarantee Fund for Time of Service -FGTS, in the Deliberative Council for Employee Fund Support – FAT, on the PIS-PASEP Board of Directors, in the Participation Council of the  Guarantors Credit Funds for Liabilities involving Micro, Small and Medium-sized enterprises and for Educational Credit Operations-CPFGPME , on the Board of Participation of Guarantors Fund to cover risks in major infrastructure projects operations -CPFGIE, on the participation in the Popular Housing Guarantee Fund – CPFGHab and in the Participation Committee for Shipbuilding Guarantee Fund – CPFGCN. Besides the National Treasure, he worked as a professor of Finance at  IBMEC and as a consultant to international organizations such as the International Monetary Fund, the World Bank, the Commonwealth Secretariat and Mefmi.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Paulo José dos Reis Souza, Brazilian, a business administrator. He is currently the Undersecretary of Tax Policy (Treasury Ministry). Program Director of the National Treasury Secretariat from October 2011 to 2015. From 2003 to 2011 he accumulated the role of General Coordinator of the General Coordination of the National Treasury Financial Planning. He has a Bachelor's degree in Business Administration from the College of Management Sciences of the Union of Business and Administration-UNA-Belo Horizonte/MG, having completed postgraduate courses in Public Policy and Government Management at the National School of Public Administration-ENAP – Brasília/DF, and Public Sector Economics at Fundação Getúlio Vargas – FGV – Brasília-DF. Paulo Souza has been a member of the Fiscal Councils for the following companies: Infraero Inc (Airport Infrastructure), SERPRO (Technology and Information Systems), Eletropaulo S.A. (Electricity Distribution); Petrobras Distributor Inc (Fuel Distribution), INB – Nuclear Industries of Brazil Inc (Nuclear fuel), Bank of Brazil Inc.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Marisete Fátima Dadald Pereira, Brazilian, an accountant. Member of Petrobras Fiscal Council (principal) since 2011. She graduated from the Vale do Rio dos Sinos University -São Leopoldo-RS. She is a postgraduate in Accounting from Vale do Itajaí University, 1990, and in Auditing and Economic Sciences at the Federal University of Santa Catarina-Florianopolis. She holds the position of Chief Economic Advisor of the Mines and Energy Ministry since August 2006, she also held the role of Special Advisor to the Mines and Energy Ministry from August 2005 to July 2006. She was a manager of the Financial Economic Department of Eletrosul Centrais Elétricas Inc from 1987 until July 2005. She was appointed the position of Accounting and Tax Expert Advisor at David Rafael Blochtein from 1973 to 1987.

Agnes Maria de Aragão da Costa, Brazilian, an economist. She is a senior director and senior economist at the Mines and Energy Ministry, specialized in Energy and Mining Economy. She has been involved in the elaboration of public policy recommendations and in the monitoring of these policies outcomes in the capacity of Economic Advisor  for the Energy and Mines Ministry for 10 years. She has a Bachelor's degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and has a master's degree in Energy from the University of São Paulo (USP). Her professional experience also includes working in a Brazilian bank in the area of Project Finance for the energy sector. She is currently also a PhD student at the Technical University of Berlin. She is a CEAL advisor and a public oficial in Public Policy Specialty and Government Management.

Luiz Augusto Fraga Navarro de Britto Filho, Brazilian, lawyer. He has been the Minister of State, Chief of the Comptroller General Office (CGU) since March 2016. He graduated in Law in 1991, and got a post graduate degree in State Law in 2001, both degrees from the University of Brasilia (UnB). He has been a public taial at the Federal Senate as a legislative consultant since 2004. He is a member of the Senior Committee of the International Anti-Corruption Academy. He was a member of the Executive Committee of the International Association of Anti-Corruption Authorities. At CGU he served for about ten years, starting his career as a Deputy Comptroller of the Economic Area in 2003, and in 2006 he held the role of Secretary for Corruption Prevention and Strategic Information. He was the CGU Executive Secretary from 2006 and 2013. In 1998 still in the Federal Executive Branch, he held the positions of Public Policy and Government Management Specialist for the Ministry of Planning, Budgeting and Administration (MPOG), and between 2000 and 2002 he was a manager for the Market Regulation for the National Health Surveillance Agency (Anvisa), as well as a member of the Financial Activities Control Council (Coaf) from 2003 to 2006. He worked as a senior consultant for Veirano Advogados in the Anti-Corruption area and joined the Petrobras Board of Directors from  March 2015 to March 2016.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

César Acosta Rech, Brazilian, an economist. He has been a principal member of Petrobras Fiscal Council since April 4th 2008. An Economics graduate from the Federal University of Rio Grande do Sul, he is a Special Advisor to the Brazilian Agency for Industrial Development-ABDI, an agency linked to the Ministry of Development, Industry and Foreign Trade-MDIC. In 2003 and 2004 he was the Director of the Small and Medium-sized Enterprises Department (MDIC) and, in the same period, he was a member of the Board of the Directors of the Special Agency of Industrial Financing from the National Bank for Economic and Social Development -BNDES/FINAME.  He was the Management and Finance Director of the Support for Micro and Small Brazilian Businesses – SEBRAE/national in the years 2005 and 2006 and a BNDES Fiscal Council member between  the 2007 and 2008. Also in 2007, he worked as a Senior Consultant at ABDI and, in the second half of the same year, he went on to fill the position of Institutional Relations Manager for the Brazilian Agency of Promotion of Exports and Investments - Apex-Brazil, an agency linked to the MDIC until the end of 2012. Between 2013 and 2014 he held the positions of Director of Department, General Director and Deputy Secretary of the Development and Promotion of Investment Secretariat for Rio Grande do Sul.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.